SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

Laureate Education, Inc.

(Name of Issuer)

Common Stock, $0.004 par value

(Title of Class of Securities)

518613203

(CUSIP Number)

c/o Laureate Education, Inc.

650 S. Exeter Street

Baltimore, Maryland 21202

(410) 843-6100

Copy to:

Adé Heyliger, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2024 (Voluntary Filing)

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	NAME OF REPORTING PERSONS SPG GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,803,314 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,803,314 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,803,314 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 2,071,339 shares of Common Stock (including 3,837 shares held by Snow Phipps Group, LLC for the benefit of the Reporting Person), 43,589 shares of Common Stock that were issued to Ian Snow pursuant to the Company’s non-employee director compensation program, and 2,688,386 shares of Common Stock held through Wengen (which accounts for rounding of aggregate fractional shares). For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS Snow Phipps Group, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,371,582 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,371,582 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,371,582 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 1,886,443 shares of Common Stock (including 3,507 shares held by Snow Phipps Group, LLC for the benefit of the Reporting Person), 39,844 shares of Common Stock that were issued to Ian Snow pursuant to the Issuer’s non-employee director compensation program, and 2,445,295 shares of Common Stock held through Wengen. For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS SPG Co-Investment, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,798 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,798 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,798 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) < 0.1% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)	Represents 7,568 shares of Common Stock, and 13,230 shares of Common Stock held through Wengen. For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS Snow Phipps Group (B), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 41,994 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 41,994 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,994 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) < 0.1% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 18,122 shares of Common Stock (including 34 shares held by Snow Phipps Group, LLC for the benefit of the Reporting Person), 383 shares of Common Stock that were issued to Ian Snow pursuant to the Issuer’s non-employee director compensation program, and 23,489 shares of Common Stock held through Wengen. For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS Snow Phipps Group (Offshore), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 141,295 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 141,295 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,295 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) < 0.1% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 60,972 shares of Common Stock (including 113 shares held by Snow Phipps Group, LLC for the benefit of the Reporting Person), 1,288 shares of Common Stock that were issued to Ian Snow pursuant to the Issuer’s non-employee director compensation program, and 79,035 shares of Common Stock held through Wengen. For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS Snow Phipps Group (RPV), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 227,644 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 227,644 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,644 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) < 0.15% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 98,234 shares of Common Stock (including 183 shares held by Snow Phipps Group, LLC for the benefit of the Reporting Person), 2,075 shares of Common Stock that were issued to Ian Snow pursuant to the Issuer’s non-employee director compensation program, and 127,335 shares of Common Stock held through Wengen. For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS Ian Snow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,803,314 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,803,314 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,803,314 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (See Note 5)
14.	TYPE OF REPORTING PERSON IN

(1)

Represents 2,071,339 shares of Common Stock (including 3,837 shares held by Snow Phipps Group, LLC for the benefit of the Reporting Person), 43,589 shares of Common Stock that were issued to Ian Snow pursuant to the Issuer’s non-employee director compensation program, and 2,688,386 shares of Common Stock held through Wengen (which accounts for rounding of aggregate fractional shares). For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS Snow Phipps Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,837 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,837 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,837 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) < 0.1% (See Note 5)
14.	TYPE OF REPORTING PERSON OO

(1)	Represents 3,837 shares of Common Stock. For additional information, see Note 5.

Explanatory Note:

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D is filed by the Reporting Persons on a voluntary basis to correct the number of shares of Common Stock, par value $0.004 per share, of the Issuer (the “Common Stock”), beneficially owned by certain of the Reporting Persons after the sale by Wengen further described below and reported in Amendment No. 6 (“Amendment No. 6”) to Schedule 13D previously filed by the Reporting Persons on January 9, 2024. No other information has been changed from Amendment No. 6.

Amendment No. 7 amends the initial statement on Schedule 13D filed by the Reporting Persons on February 16, 2017 (as subsequently amended, the “Statement”). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Statement, and capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Statement.

Item 1.	Security and Issuer.

This Amendment No. 7 relates to the shares of Common Stock of the Issuer, and amends the initial statement on Schedule 13D filed by the Reporting Persons on February 16, 2017 (as subsequently amended). Effective October 29, 2021, each share of the Issuer’s Class A common stock and Class B common stock automatically converted into one share of Common Stock. Following the conversion, the Issuer has only one class of common stock outstanding.

Item 2.	Identity and Background.

Item 2	of the Statement is hereby amended and restated as follows:

SPG GP, LLC is the general partner of Snow Phipps Group (Offshore), L.P., Snow Phipps Group (B), L.P., Snow Phipps Group, L.P., Snow Phipps Group (RPV), L.P., and SPG Co-Investment, L.P. (collectively, the “Snow Phipps Limited Partners”). SPG GP, LLC and Snow Phipps Group LLC are primarily owned and controlled by Mr. Ian Snow, the Chief Executive Officer. Mr. Ogden Phipps, Mr. Alan Mantel and Mr. John Pless, each an Investment Partner, are minority owners. Snow Phipps Group, LLC is the investment manager of the Snow Phipps Limited Partners. SPG GP, LLC, the Snow Phipps Limited Partners, Snow Phipps Group, LLC, and Ian Snow are collectively referred to as the “Reporting Persons”.

The address of the principal business office of each of the Reporting Persons is:

545 Madison Avenue

10th Floor

New York, NY 10022

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by supplementing with the following:

The information set forth in Items 5 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons hold limited partnership interests in Wengen which correspond to a number of shares of Common Stock held by Wengen. Between November 14, 2023 and December 4, 2023, Wengen sold a number of shares of Common Stock (as has been separately reported by Wengen), an aggregate of 153,449 of which corresponded to the Reporting Person’s limited partnership interests in Wengen.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

The information set forth in Items 4 and 6, and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons may be deemed to beneficially own an aggregate of 4,803,314 shares of Common Stock, which represents, in the aggregate, approximately 3.1% of the outstanding shares of the Issuer’s Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, which includes 43,589 shares of Common Stock that were issued to Ian Snow for non-employee director service on the Issuer’s board, and 2,688,386 shares of Common Stock held through Wengen (which accounts for rounding of aggregate fractional shares). Snow Phipps Group (Offshore), L.P., Snow Phipps Group (B), L.P., Snow Phipps Group, L.P., and Snow Phipps Group (RPV), L.P. may be deemed to beneficially own indirectly such shares issued to Mr. Snow as a result of contractual arrangements. Mr. Snow disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest therein.

Certain investors, including the Reporting Persons (collectively, the “Wengen Investors”), hold limited partnership interests in Wengen. The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of representatives of the Wengen Investors. Pursuant to the provisions of the Wengen Securityholders Agreement, Wengen GP will vote the shares of Common Stock held by Wengen in certain matters, including in the election of certain directors. The Wengen Securityholders Agreement further provides that, with respect to voting the Common Stock on certain matters and disposing of such securities in certain circumstances, Wengen will vote the shares of Common Stock corresponding to each Wengen Investor’s pro rata ownership interest in Wengen as directed by Wengen GP in accordance with the instructions of each such investor, subject to certain limitations. As a result, of the 18,405,416 shares of Common Stock held by Wengen, Snow Phipps Group, L.P., SPG Co-Investment, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group (Offshore), L.P., and Snow Phipps Group (RPV), L.P. may be deemed to have voting and investment power over 2,445,295, 13,230, 23,489, 79,035, and 127,335 shares of Common Stock owned directly by Wengen, respectively.

The aggregate percentage of beneficial ownership reported in this Statement is calculated pursuant to the Exchange Act based on 157,367,366 shares of Issuer Common Stock outstanding as of September 30, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2023.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.

Wengen, the other Wengen Investors and certain of their affiliates separately report their beneficial ownership of Common Stock on separate Schedule 13D filings.

SIGNATURE

SPG GP, LLC

By:	/s/ Ian Snow	January 25, 2024
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group L.P.

By:	/s/ Ian Snow	January 25, 2024
Name:	Ian Snow	Date
Title:	Managing Member

SPG Co-Investment, L.P.

By:	/s/ Ian Snow	January 25, 2024
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group (B), L.P.

By:	/s/ Ian Snow	January 25, 2024
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group (Offshore), L.P.

By:	/s/ Ian Snow	January 25, 2024
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group (RPV), L.P.

By:	/s/ Ian Snow	January 25, 2024
Name:	Ian Snow	Date
Title:	Managing Member

Ian Snow

	/s/ Ian Snow	January 25, 2024
Date

Snow Phipps Group, LLC

By:	/s/ Ian Snow	January 25, 2024
Name:	Ian Snow	Date
Title:	Managing Member